Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Paloma P. Wang ♦

Friven Yeoh ♦

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

Skadden, Arps, Slate, Meagher & Flom 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN'S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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May 6, 2025

Confidential

Mr. Bradley Ecker

Ms. Erin Purnell

Ms. Stephany Yang

Mr. Hugh West

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Generation Essentials Group

Registration Statement on Form F-4

Filed April 25, 2025

333-286501

Dear Sir/Madam,

On behalf of our client, The Generation Essentials Group, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 5, 2025 on the Company’s Amendment No. 1 to the Registration Statement on Form F-4 filed on April 25, 2025 (the “Registration Statement”) relating to the proposed business combination involving the Company and Black Spade Acquisition II Co (“Black Spade II”), a Cayman Islands exempted company.

Securities and Exchange Commission

May 6, 2025

Concurrently with the submission of this letter, the Company is filing amendment No. 2 to its registration statement on Form F-4 (the “Revised Registration Statement”) and certain exhibits via EDGAR with the Commission.

The Company has responded to the Staff’s comments by revising the Registration Statement to address the comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

The Company and Black Spade II plan to have the Revised Registration Statement declared effective in the week of May 5, 2025 and to convene the extraordinary general meeting of the shareholders of Black Spade II and consummate the proposed business combination as soon as possible in May 2025. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting this proposed timetable.

Amendment No. 1 to Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus

Dilution, page 37

1.	We note your response to prior comment 3 and the revised disclosures on page 37. It appears your net tangible book value at or above which the potential dilution results in pro forma net tangible book value per share, as adjusted being at least $10.00 per share does not represent company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders' interest per share being at least the initial public offering price per share of common stock in compliance with Item 1604(c)(1) of Regulation S-K. Please revise to disclose the company valuation calculated as the initial public offering price of $10.00 multiplied by the number of TGE shares after giving effect to the de-SPAC transaction (i.e., pro forma outstanding

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Registration Statement.

2.	Please rename pro forma total assets book value of TGE as of December 31, 2024 in the second table appropriately as the amounts appear to reflect pro forma net assets book value

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Registration Statement.

*         *         *

Securities and Exchange Commission

May 6, 2025

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com, or Brian V. Breheny by phone at +1 (202) 371-7180 or via e-mail at brian.breheny@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Giampietro Baudo, Chief Executive Officer, The Generation Essentials Group

Samuel Chao, Director and Chief Financial Officer, The Generation Essentials Group

Dennis Tam, Executive Chairman of the Board and Co-CEO, Black Spade Acquisition II Co

Kester Ng, Director, Co-CEO and CFO, Black Spade Acquisition II Co

Richard Taylor, Director, Co-CEO and COO, Black Spade Acquisition II Co

Brian V. Breheny, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Sharon Lau, Partner, Latham & Watkins LLP

Stacey Wong, Partner, Latham & Watkins LLP